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200GYTgbHCdb%Wb65

| PROJECT TRIDENT | RR Donnelley ProFile | AZ0151AC599817 11.5.22 | SWRsaccd0px | 25-Nov-2014 19:15 EST | 828247 RESPLTR 1 | 2* |
| PE - AAU, DOMESTIC | | | ■ DET | | g45g22 HTM ESS | 0C |



Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, New York 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

November 25, 2014

__VIA EDGAR__

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Ms. Tonya K. Aldave

> Re: **Metaldyne Performance Group Inc.**
> **Registration Statement on Form S-1, as amended**
> **File No. 333-198316**

Dear Ms. Aldave:

  This letter relates to the Registration Statement on Form S-1 (Registration No. 333-198316) (the "**Registration Statement**") of Metaldyne Performance Group Inc., a Delaware corporation (the "**Company**"). The Company hereby provides the following draft response letter and revised pages to the Registration Statement in response to the comments of the Staff communicated in its letter addressed to the Company, dated November 24, 2014. Such response letter and revised pages contain share number information and information derived from the preliminary price range, which will be the basis for the information expected to be included in the Company's preliminary prospectus (the "**Preliminary Prospectus**") forming part of the Registration Statement which relates to the Company's proposed initial public offering (the "**Offering**") for the Staff's review. The $[*] midpoint of the preliminary price range presented therein reflects an initial offering price to the public of the Company's shares of Common Stock (the "**Shares**") of between $[*] and $[*] per Share, [*] Shares offered to the public in connection with the Offering (or [*] Shares if the underwriters exercise their option to purchase additional shares in full) with [*] Shares expected to be outstanding upon completion of the Offering.

  We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

  Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8971 or Suzanne Lee, Esq. at (212) 310-8154.

        Sincerely yours,

        /s/ Alexander D. Lynch

        Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP



PROJECT TRIDENT	RR Donnelley ProFile	AZ0151AC599817 11.5.22	SWRsaccd0px	25-Nov-2014 19:15 EST		828247 LTR_4 1	2*
PE - AAU, DOMESTIC			DET		g45g22	HTM ESS	0C

DRAFT 11/25/14

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

November   , 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
J. Nolan McWilliams

> **Re: Metaldyne Performance Group Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November   , 2014**
> **File No. 333-198316**

Dear Mr. McWilliams:

On behalf of our client, Metaldyne Performance Group Inc., a Delaware corporation (the "Company"), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 4 ("Amendment No. 4") to the Registration Statement on Form S-1 of the Company (Registration No. 333-198316) (the "Registration Statement"). In connection with such filing, set forth below are the Company's responses to the comments of the Staff communicated in its letter addressed to the Company, dated November 24, 2014.

For ease of reference, each of the Staff's comments is reproduced below in bold and is followed by the Company's response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

General

1. **Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.**

   The Company has included the outside back cover page of the prospectus in response to the Staff's comment.


200GYTgbHCda5yl63

| PROJECT TRIDENT | RR Donnelley ProFile | AZ0151AC599774 11.5.22 | SWRcoxjo0px | 25-Nov-2014 19:11 EST | 828247 LTR_4 2 | 2* |
| PE - AAU, DOMESTIC | | | DET | | HTM ESS | 0C |

Securities and Exchange Commission
November   , 2014
Page 2

Capitalization, page 50

2. Please revise the introductory paragraph to your capitalization disclosures to disclose the amount of fees and expenses that you expect to incur and pay in connection with the offering.

The Company has revised the introductory paragraph on page 50 in response to the Staff's comment.

Unaudited Pro Forma Financial Data, page 54

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 57

3. We note the calculations of interest expense on the Grede acquisition debt provided in your response to our prior comment number 2. Please revise footnote (i) to the pro forma financial information to include a summary of the various components comprising the total interest expense on the Grede acquisition debt comparable to that provided in the table at the top of page 3 of your response letter. Also, please clearly disclose in footnote (i) that the adjustment to interest expense for the Grede acquisition debt includes revolver interest and fees and letter of credit fees and explain how the related adjustments for such fees for each period presented were calculated or determined.

The Company has revised the disclosure in footnote (i) on page 63 in response to the Staff's comment.

4. Refer to footnote (p) – We note the disclosure included in footnote (p) which indicates that you plan to issue * restricted shares in connection with the offering which will vest over a period of two to three years. Please revise your discussion of stock-based compensation included on page 72 of MD&A to discuss this planned grant of restricted shares along with the aggregate amount of compensation expense that you will recognize in connection with the issuance of these shares and the period over which this expense will be recognized in your consolidated financial statements.

The Company has revised the disclosure on page 74 in response to the Staff's comment.

Consolidated Statements of Cash Flows for the year ended December 31, 2013 and the nine months ended September 30, 2014, pages F-9 and F-54

5. We note from your consolidated statements of cash flows for the year ended December 31, 2013 and the nine months ended September 30, 2014 that dividends paid during each of these periods significantly exceeded your net earnings during these periods. Please note that dividends paid in excess of earnings during the twelve month period preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering


200GYTgbHCdMc8Hg4

proceeds. Accordingly, please revise to disclose pro forma earnings per share on the face of your consolidated statements of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the number of shares whose proceeds would be necessary to fund the dividend payment in excess of earnings for each of these periods. Refer to the guidance outlined in SAB Topic 1:B:3.

The Company has reviewed the Staff's comment. As discussed, the offering is planned to be 100% secondary. Accordingly, the Company has not revised the disclosure to give pro forma effect to the issuance of additional shares to fund the dividend as that would reflect shares in excess of the total number outstanding.

(25) Subsequent Events, page F-46

6. **It does not appear that the information with respect to the stock options granted in August 2014 as disclosed in the fourth paragraph on page F-47 has been adjusted to give effect to the five for one stock split declared on November 18, 2014. Please revise your disclosures with respect to your stock option grants here and elsewhere in the filing, where applicable, to give retroactive effect to this stock split. Also, please explain why the number of options granted as disclosed in the fourth paragraph on page F-47 is inconsistent with the number discussed in footnote (l) on page 63 of the pro forma financial information.**

The Company has revised the disclosure on page F-47 in response to the Staff's comment. The Company respectfully advises the Staff that the revised share numbers on page F-47 adjusted to give effect to the five for one stock split are not inconsistent with the number disclosed on footnote (1) on page 64 of the pro forma financial information.

Unaudited Condensed Consolidated Statements of Operations, page F-51

7. **It does not appear that the weighted average number of shares used to compute basic earnings per share as disclosed on the statements of operations for the nine months ended September 28, 2014 and September 29, 2013 has been retroactively adjusted to give effect to the five for one stock split declared on November 18, 2014. Please revise these weighted average shares outstanding to give retroactive effect to this stock split. Refer to the guidance outlined in ASC 260-10-55.**

The Company has revised the disclosure on page F-51 in response to the Staff's comment.


200GYTgbHCdMfCdg/

Securities and Exchange Commission
November   , 2014
Page 4

        Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

                              Sincerely yours,

                              Alexander D. Lynch, Esq.
                              Weil, Gotshal & Manges LLP

cc: George Thanopoulos, Metaldyne Performance Group Inc.
       Mark Blaufuss, Metaldyne Performance Group Inc.


PROJECT TRIDENT   RR Donnelley ProFile   NC8600AM012803 11.5.22   SWRdruma0cm   **25-Nov-2014 18:52 EST**   **828247 TX 50**   1*

PE - AAU, DOMESTIC   START PAGE   DET   **24-Nov-2014 16:07 EST**   **CURR**   PS   PMT   1C

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 28, 2014:

- on an actual basis;

- on a pro forma basis to give effect to the Refinancing; and

- on a pro forma basis as adjusted to give effect to consummation of this offering, including $3.7 million of offering related fees and expenses incurred by us.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. We will not receive any of the proceeds from the sale of shares by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder.

The Refinancing was completed on October 20, 2014 whereby MPG Holdco entered into the $1,600.0 million Senior Credit Facilities, consisting of (i) the seven-year $1,350.0 million Term Loan Facility, all of which was drawn on the closing date of the Refinancing, and (ii) the $250.0 million Revolving Credit Facility (excluding $13.1 million of letters of credit outstanding as of September 28, 2014), of which no amounts were drawn on the closing date of the Refinancing, and MPG Holdco issued $600.0 million aggregate principal amount of the Senior Notes. The net proceeds of the Senior Notes and the borrowings under the Senior Credit Facilities, together with cash on hand, were used to prepay all amounts outstanding under the existing senior secured credit facilities. See "Summary—The Refinancing."


200GYTgbHCdP7F%7C

| PROJECT TRIDENT | RR Donnelley ProFile | NC8600AC570635 11.5.22 | SWRnichk0cm | 25-Nov-2014 18:52 EST | | 828247 TX 63 | 1* |
| PE - AAU, DOMESTIC | | DET | | 24-Nov-2014 16:07 EST | CURR | PS PMT | 1C |

f) As part of the accounting for the Grede Transaction, intangible assets consisting of $338.7 million of customer relationships and platforms with an average remaining useful life of 10 years and $30.4 million of trade names and trademarks with an average remaining useful life of 15 years were recognized. The adjustments remove amortization expense on intangible assets included in the Grede historical results and add amortization expense on the intangible assets recognized as part of the accounting for the Grede Transaction as if the value of those assets had been recognized on January 1, 2013. The following table sets forth the amortization adjustment amounts applied for the periods presented:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
		(In millions)	
Reverse historical amortization	$ (1.1)	$ (1.9)	$ (2.5)
Add pro forma amortization	15.2	26.9	35.9
Amortization adjustment	$14.1	$25.0	$33.4

g) Included in the Grede Holdings LLC Historical Results Adjustment for the nine months ended September 28, 2014 is $46.3 million of expense recognized on member unit-based compensation awards which vested during the period as a result of a change-in-control vesting provision. The adjustment removes these expenses from the pro forma statement of operations for the nine months ended September 28, 2014.

h) Acquisition expenses directly related to the Grede Transaction are included in the consolidated MPG results for the nine months ended September 28, 2014 totaling $13.0 million and the Grede Holdings LLC Historical Results Adjustment totaling $4.5 million. These expenses consisted of legal, accounting and consulting fees. The adjustment removes these expenses from the pro forma statement of operations for the nine months ended September 28, 2014.

i) As part of the Grede Transaction, Grede entered into new credit facilities consisting of a seven-year $600.0 million term loan and a five-year $75.0 million revolving credit agreement. Interest is accrued at a rate equal to the LIBOR rate (1% floor for term loan) plus an applicable margin of 3.75% or base rate that is the higher of the bank's prime rate of the Federal funds rate (plus 0.50%), plus an applicable margin of 2.75%.

The table below details the interest calculation on the Grede acquisition debt:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
			(In millions)
Interest on Grede term loan	$20.9	$21.3	$28.4
Less: four months interest included in Consolidated MPG	(9.0)	—	—
Revolver interest and fees, letter of credit fees and other interest(1)	0.6	1.0	1.4
Total	$12.5	$22.3	$29.8

(1) As actually incurred in the period presented.



| PROJECT TRIDENT | RR Donnelley ProFile | NC8600AC691586 11.5.22 | SWRwenzd0cm | 25-Nov-2014 18:52 EST | | 828247 TX 64 | 1* |
| PE - AAU, DOMESTIC | | | DET | 24-Nov-2014 16:07 EST | CURR | PS PMT | 1C |

Grede incurred debt issuance costs of $20.2 million, which have been deferred and are being recognized in expense through the maturity date of the credit facilities. The adjustment to interest expense as if the debt was entered into on January 1, 2013 was calculated using an average interest rate of 4.75% for each of the periods presented as follows:

	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	Year Ended December 31, 2013
	(In millions)		
Interest on Grede acquisition debt	$ 12.5	$ 22.3	$ 29.8
Amortization of deferred financing costs	1.3	2.3	3.0
Less: historical Grede interest expense	(17.4)	(15.9)	(20.4)
Total interest expense adjustment	$ (3.6)	$ 8.7	$ 12.4

Due to the LIBOR floor, an assumed 25 basis point change in LIBOR would have no impact on the interest expense adjustment.

j) The adjustments to income tax provision (benefit) applied U.S. statutory rates collectively to the Grede historical results and the pro forma adjustments using rates of 41.0% for the nine months ended September 28, 2014, 41.5% for the nine months ended September 29, 2013 and 41.5% for the year ended December 31, 2013. In connection with the Grede Transaction, Grede became a corporation for U.S. federal income tax purposes subject to corporate level income taxes in future period, and the effective tax rates were determined assuming Grede as a corporation for U.S. federal income tax purposes considering all significant permanent book/tax differences and using the applicable federal, state, and foreign statutory tax rates.

k) Included in our consolidated results for the nine months ended September 28, 2014 are $1.5 million of legal, accounting and consulting fees incurred for services directly related to the Combination. The adjustment removes such fees from the pro forma statement of operations.

l) In conjunction with the Combination and adjusted for the stock split, we issued options for 1.55 million shares of our common stock ("New Options") and converted outstanding awards on HHI, Metaldyne and Grede equity into options for 4.89 million shares of our common stock ("Converted Options"). The adjustment reflects additional expense for stock-based compensation as a result of granting the New Options as if the grant occurred on January 1, 2013 and reflects changes in expense recognition on the Converted Options as if the conversion occurred on January 1, 2013. The expense on the New Options was determined based on the grant-date calculated value based on a Black-Scholes valuation model. Weighted average assumptions, as adjusted for the stock split, used for the grant-date calculated value of the New Options were as follows:

	New Awards
Per share fair market value of the underlying stock	$20.00
Exercise price of the option	$20.00
Expected term of the option	5
Annual risk-free interest rate over the option's expected term	1.7%
Expected annual dividend yield on the underlying stock over the option's expected term..	0%
Expected stock price volatility over the option's expected term	65%
Weighted average calculated value	$11.37


200GYTgbHCd=aa67[

| PROJECT TRIDENT | RR Donnelley ProFile | AZ0151AC607496 11.5.22 | SWRhoggj1px | 25-Nov-2014 19:09 EST | | 828247 TX 74 | 2* |
| PE - AAU, DOMESTIC | | DET | | 24-Nov-2014 16:07 EST | CURR | PS PMT | 1C |

Foreign Currency Fluctuations

As a result of our global operations, we generate a significant portion of our net sales and incur a substantial portion of our expenses in currencies other than the U.S. dollar. As a result, our net sales, cost of sales, operating expenses and certain assets and liabilities fluctuate as the value of such currencies fluctuate in relation to the U.S. dollar. In addition, the results of operations of some of our operating entities are reported in currencies other than the U.S. dollar and then translated into U.S. dollars at the applicable exchange rate for inclusion in our financial statements. As a result, appreciation of the U.S. dollar against these other currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these other currencies will generally have a positive effect on reported sales and profits. Our primary currency exposures are the Euro, Mexican Peso, Korean Won and Chinese Renminbi. We do not enter into foreign currency exchange contracts to mitigate this risk. In addition, our Euro denominated debt with a principal balance of €98.5 million and €99.0 million as of September 28, 2014 and December 31, 2013, respectively, is subject to translation gains and losses each period.

Commodity Price Risk

We maintain raw material price pass-through arrangements with our customers on substantially all of our products to reduce exposure to raw material price fluctuations. In instances where the risk is not covered contractually, we have generally been able to adjust customer prices to recover commodity cost increases. As a result, our net sales and cost of sales may increase or decrease based on fluctuations in prevailing commodity prices during the period.

Debt Refinancings

From time to time, we have completed several debt refinancing transactions to take advantage of favorable market conditions and fund the return of capital to our stockholders. These transactions have increased our indebtedness, increased our interest expense and resulted in debt refinancing costs. In addition, we expect to incur additional debt refinancing expenses as a result of the Refinancing.

Interest Rate Fluctuations

Our indebtedness contains variable interest rate provisions. As a result, our interest expense may vary from period to period due to variations in prevailing interest rates.

Stock-based Compensation

In conjunction with this offering and in future periods, we expect to issue long-term equity incentive awards in the form of restricted stock units or stock options to our officers, key employees and non-employees. The result will be an increase in our selling, general and administrative expenses in future period as the grant-date value of the awards are recognized in expense over the vesting term of the awards. In connection with this offering, we expect to issue restricted shares of our stock with a value of $12.7 million and the number of shares is estimated to be * based on the midpoint of the range set forth on the cover page of this prospectus. The aggregate amount of expense for these awards is $12.7 million, which is to be recognized over the next three years.

Our Segments

We are organized in, operate and report our results of operations for three segments:

- HHI segment, which is comprised of the HHI business;

- Metaldyne segment, which is comprised of the Metaldyne business; and

- Grede segment, which is comprised of the Grede business.



PROJECT TRIDENT	RR Donnelley ProFile	NC8600AC691586 11.5.22	SWRwenzd0cm	25-Nov-2014 18:53 EST		828247 FIN 47	1*
PE - AAU, DOMESTIC		DET		24-Nov-2014 16:07 EST	CURR	PS PMT	1C

METALDYNE PERFORMANCE GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 4, 2014, HHI, Metaldyne, and Grede were combined under MPG through mergers of the parent companies of each of HHI, Metaldyne and Grede with three separate wholly-owned merger subsidiaries of MPG. Upon completion of the Combination, 13.4 million shares of MPG Common Stock were outstanding.

The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI and Metaldyne were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure for all successor periods. These financial statements reflect the accounts of HHI for all periods and Metaldyne from December 18, 2012 forward.

In conjunction with the Combination, the outstanding stock-based compensation awards were converted into options to purchase MPG Common Stock.

In addition, stock options to purchase approximately 700,000 shares were granted on August 4, 2014 to various executives and key employees. These stock options were time-based awards, with approximately 415,000 vesting upon grant and the remainder vesting ratably on December 6th of each of the following four years. Further, there were additional stock options to purchase approximately 850,000 shares granted on August 4, 2014 to various executives and key employees. These stock options were time-based awards, with approximately 290,000 vesting upon grant and the remainder vesting ratably on each of the following three anniversaries of the grant date. The stock options for each of these additional grants had an exercise price of $20 per share, as adjusted for the Stock Split, which was not less than the fair market value of the common stock as of the grant date. The stock options granted are accounted for based on their grant-date calculated value, which averaged $11.37 per stock option. Expense recognized for these awards as of the grant date was $7.9 million. The remaining unrecognized compensation cost related to unvested stock options was approximately $9.7 million, which is expected to be recognized ratably over the remaining vesting periods. The grant-date calculated value of these awards was estimated using a Black-Scholes valuation model. A summary of the weighted average assumptions used in determining the calculated value of the stock options follows:

Risk-free rate	1.74%
Expected term (in years)	5.37
Expected volatility	65%
Expected dividends	—

The annual risk-free interest rate was based on U.S. Treasury yield curves. If a security matching the expected term of the stock option was not available, a blended rate was derived from the yield curve of securities with similar terms. The expected term of the stock options granted was determined based on the assumption that the employee will exercise share options evenly over the period when the stock options are vested and ending on the date when the stock options would expire. The expected volatility was estimated based on the historical volatility of comparable companies within our industry.

Upon completion of the conversion and grant, options to purchase 6.4 million shares of MPG Common Stock were outstanding.

On November 18, 2014, outstanding shares of MPG Common Stock were split at a 5-to-1 ratio. After the Stock Split 67.1 million shares were outstanding. The number of shares authorized was increased to 400.0 million. These financial statements reflect the retrospective application of the Stock Split for all Successor periods. In connection with the Stock Split, each option to purchase one share of MPG Common Stock was converted into an option to purchase five shares of MPG Common Stock and the strike price was reduced to 1/5th of the pre-split strike price.


200GYTgbHCdRbPJ7m

| PROJECT TRIDENT | RR Donnelley ProFile | AZ0151AC599800 11.5.22 | SWRhoytv0px | 25-Nov-2014 18:53 EST | | 828247 FIN 51 | 1* |
| PE - AAU, DOMESTIC | START PAGE | | DET | 24-Nov-2014 16:07 EST | CURR | PS PMT | 1C |

METALDYNE PERFORMANCE GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	Nine Months Ended	
	September 28, 2014	September 29, 2013
Net sales	$1,954,829	1,505,921
Cost of sales	1,649,942	1,276,907
Gross profit	304,887	229,014
Selling, general and administrative expenses	134,254	89,092
Acquisition costs	13,046	—
Operating profit	157,587	139,922
Interest expense, net	70,672	54,009
Other, net	(7,088)	5,506
Other expense, net	63,584	59,515
Income before tax	94,003	80,407
Income tax expense	31,136	26,577
Net income	62,867	53,830
Income attributable to noncontrolling interest	281	243
Net income attributable to stockholders	$ 62,586	53,587
Weighted average shares outstanding	67,073	67,073
Net income per share attributable to stockholders		
Basic	$ 0.93	0.80
Diluted	0.92	0.80

See accompanying notes to unaudited condensed consolidated financial statements.

200GYTgbHCd=M!Who

| PROJECT TRIDENT | RR Donnelley ProFile | AZ0151AC607496 11.5.22 | SWRhoggj1px | 25-Nov-2014 19:08 EST | | 828247 BC 1 | 2* |
| PE - AAU, DOMESTIC | | DET | | 24-Nov-2014 16:07 EST | CURR g84p93-1.0 | PS   PMT | 4C |

Through and including   , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

* Shares



Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Goldman, Sachs & Co.

Deutsche Bank Securities

Barclays

Credit Suisse

RBC Capital Markets

, 2014